EXHIBIT 23.1

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS

Ralph E. Davis Associates, Inc. hereby consents to the reference to our firm and to its having audited certain estimates of oil and natural gas reserves as prepared by APCO OIL & GAS INTERNATIONAL INC. (the "Company"). The reserves are attributable to certain interest ownership positions held by the Company for the fiscal year ended December 31, 2011. We hereby further consent to the use of the reserve volumes as reviewed and certified and our report dated January 13, 2012 appearing in the Company's Form 10-K for the year ended December 31, 2011 and in all current and future registration statements of the Company that incorporate by reference such Form 10-K.

RALPH E. DAVIS ASSOCIATES, INC.

By:
Name : Allen C . Barron, P . E.
Title : Presiden t

February 23, 2012